U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 31, 2023, AnPac Bio-Medical Science Co., Ltd. (the “Company” or the “Registrant”) announced that it entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors to purchase $3.0 million of its American Depositary Shares (“ADSs”), pre-funded warrants to purchase ADSs and warrants to purchase ADSs in a registered direct offering (the “Offering”).

Under the terms of the Securities Purchase Agreement, the Company agreed to sell to the institutional investors a total of 625,000 ADSs priced at $4.00 per ADS, pre-funded warrants exercisable for 125,000 ADSs, issuable to investors whose purchase of ADSs would otherwise result in such investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ADSs immediately following the consummation of the Offering, and warrants exercisable for 750,000 ADSs. The purchase price of each pre-funded warrant is equal to the price per one ADS, minus $0.0001, and the exercise price of each pre-funded warrant will equal $0.0001 per share. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The warrants will be immediately exercisable, will expire five (5) years from the original issuance date and will have an exercise price of $4.00 per ADS. The Company is also issuing to Univest Securities, LLC (“Univest”), which is acting as the sole placement agent for the Offering, warrants exercisable for 37,500 ADSs, with an exercise price of $4.80 per ADS, pursuant to a placement agency agreement (the “Placement Agency Agreement”) dated March 31, 2023 between the Company and Univest. Other than in respect of the exercise price, the placement agent warrants have terms identical to the warrants.

The Offering is being conducted pursuant to the Placement Agency Agreement, pursuant to which the Company has agreed to pay Univest a cash fee equal to 7% of the aggregate proceeds received by the Company for the Offering, a cash fee equal to 1% of such proceeds as non-accountable expenses as well as reimbursements for other expenses.

Subject to certain exemptions outlined in the warrants described above, if the Company sells, enters into an agreement to sell, or grants any option to purchase, or sells, enters into an agreement to sell, or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any ordinary shares or ADSs or any other securities that are at any time convertible into, or exercisable or exchangeable for, or otherwise entitle the holder thereof to receive, ordinary shares or ADSs, at an effective price per share less than the exercise price of the warrants then in effect, the exercise price of the warrants will be reduced to an exercise price based on the calculation provided in the warrants.

In addition, pursuant to the terms of the Securities Purchase Agreement and the Placement Agency Agreement, the Company may not, subject to certain exceptions, (i) offer, issue, sell, transfer or otherwise dispose of the Company’s securities for a period of one hundred and twenty (120) days following the closing date of the Offering; and (ii) from the closing date of the Offering until the six-month anniversary of such date, effect or enter into an agreement to effect any issuance of ordinary shares or ordinary share equivalents involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement). The Company also granted a right of first refusal to Univest with respect to financings during the 18 months’ period after the closing date of the Offering.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $3.0 million before deducting the placement agent’s fees and other standard offering expenses. The Offering is expected to close on or about April 5, 2023, subject to the satisfaction of customary closing conditions.

Pursuant to the Securities Purchase Agreement, the executive officers and directors of the Company will enter into lock-up agreements pursuant to which these persons agree that, without the prior consent of the placement agent, they will not, for a period of 60 days following the date on which they entered into such lock-up agreements, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them during such lock-up period.

The ADSs, the pre-funded warrants, the warrants and the ADSs underlying the pre-funded warrants, the warrants and the placement agent’s warrants are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-256630) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on June 7, 2021 (the “Shelf Registration Statement”). The offering of the ADSs, the pre-funded warrants, the warrants and the ADSs underlying the pre-funded warrants, the warrants and the placement agent’s warrants will be made only by means of a prospectus supplement that forms a part of the registration statement. The Company filed the prospectus supplement to the Shelf Registration Statement on April 4, 2023.

Copies of the Placement Agency Agreement and the Securities Purchase Agreement, and copies of the forms of the warrant, the pre-funded warrant and the placement agent warrant are filed as Exhibits 1.1, 10.1, 10.2, 10.3 and 10.4 respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Securities Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

A copy of the legal opinion issued by the Company’s British Virgin Islands counsel, Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1. A copy of the legal opinion issued by the Company’s U.S. counsel, Carter Ledyard & Milburn LLP is attached hereto as Exhibit 5.2.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Placement Agency Agreement, dated as of March 31, 2023
5.1	Opinion of Maples and Calder (Hong Kong) LLP, BVI counsel of the Company
5.2	Opinion of Carter Ledyard & Milburn LLP, US counsel of the Company
10.1	Securities Purchase Agreement, dated as of March 31, 2023
10.2	Form of Warrant
10.3	Form of Pre-funded Warrant
10.4	Form of Placement Agent Warrant

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: April 4, 2023

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